                                                                    EXHIBIT 4.56

     SUPPLEMENTAL AGREEMENT NO. 3 TO THE PREMISES LEASE AGREEMENT NO. TD0130

Landlord: Beijing GaoLing Estate Development Co. Ltd.
Tenant:   Beijing AirInbox Information Technologies Co., Ltd.

     The Premises Lease Agreement No. TD0130 (the "Lease Agreement") between the Landlord and the Tenant shall expire on May 27, 2006. For the purpose to renew the Tenant's lease of the 32nd and 33rd Floors of the Tengda Tower, the parties hereto have entered into the following agreement (the "Supplemental Agreement") after friendly negotiations:

1. Effective on May 28, 2006, Section 2 of Article I of the Lease Agreement shall be revised as: The term of the premises lease shall be one year, starting from May 28, 2006 to May 27, 2007.

2. Effective on May 28, 2006, Section 3 of Article I of the Lease Agreement shall be revised as: The rent for the premises shall be RMB 3.20 yuan per square meter per day. The maintenance fee shall be RMB 1.00 yuan per square meter per day. The total amount for each month shall be RMB 390,096.00 yuan. Each month shall be calculated as 30 days. The rent and maintenance fee shall be paid in advance on a monthly basis. The Tenant shall deliver to the Landlord the rent and maintenance fee for the next rent period ten days before each rent period begins (Each rent period is from the 28th day of a month to the 27th day of the following month). The payment shall not be deemed as made until the Landlord receives the full amount. In the event that the Tenant fails to deliver the foresaid payments on time as required by the Lease Agreement, the Tenant shall pay the Landlord a late fee of 0.002% of the total due amount per day.

3. Section 11 of Article I shall be deleted.

4. The Landlord agrees to lease to the Tenant an advertisement board of 93.15 square meters on the top of the Tengda Tower (the "Ad Board") for the Tenant's business purposes. Hence both parties hereto agree as follows:

     4.1 Lease term of the Ad Board: From May 28, 2006 to May 27, 2007. In the event that the lease period set forth in the Lease Agreement is changed, the term for the Ad Board shall be changed accordingly. Upon the expiration or termination of the Lease Agreement, the Landlord shall stop providing the Ad Board and any related service.

     4.2 The lease fee for the Ad Board shall be RMB 100,000.00 yuan (RMB One Hundred Thousand yuan) a year. The lease fee shall be paid in advance. The Tenant shall deliver to the Landlord ten days before May 28, 2006 the whole amount for the entire lease period. The payment shall not be deemed as made until the Landlord receives the whole amount. In the event that the Tenant fail to make the due payment after ten days, the Landlord may take back the use right of the AD Board and hence the provisions relating the Ad Board shall become void.

     4.4 The production of the Ad Board: The Tenant shall be responsible for all designing, production, installation, maintenance and related expenses of the Ad Board. In order to keep the consistency of the Tower's appearance, any advertisement designs and production plans shall be required to be pre-approved by the Landlord.

     4.5 The Tenant shall bear the cost of the electricity consumed by the Ad Board. If an increase of power capacity is necessary, the Tenant shall bear the related cost. The Landlord shall check the actual use volume on a monthly basis and the Tenant shall pay the monthly electricity bill within seven days after the monthly invoice is received from the Landlord.

     4.6 During the usage of the Ad Board, the Tenant shall promptly fix any functional problems. For the purpose to keep the Tower's good appearance, the Landlord may temporarily cut off the power for the Ad Board until the Ad Board is fully repaired by the Tenant.

     4.7 The Tenant shall be responsible for any content approval, annual review and any other necessary process required for the Ad Board.

     4.8 During the lease period of the Ad Board, in the event that any changes in any applicable laws or government rules result in termination of the lease term, both parties shall negotiate on the situation and the Landlord shall not bear the responsibility for a default under such circumstances, while the Landlord shall return to the Tenant a portion of the lease fee for the Ad Board consequently.

5. During the lease period, the Landlord shall provide the Tenant four parking spaces free of charge on second basement floor of the Tengda Tower. In the event that the lease period set forth in the Lease Agreement is changed, the term for the four parking spaces shall be changed accordingly. Upon the expiration or termination of the Lease Agreement, the Landlord shall stop providing such parking spaces and any related service.

6. The Landlord shall provide best assistance when the Tenant takes the Tengda Tower as its business address for corporation registration or other business license registrations.

7. As a supplement and amendment to the Lease Agreement, this Supplemental Agreement is of equal legal effects. Should there be any conflict between this Supplemental Agreement and the Lease Agreement, this Supplemental Agreement shall prevail while all other provisions of the Lease Agreement shall remain as effective.

8. This Supplemental Agreement shall have two original copies, with each party hereto holding one copy. It shall become effective upon the execution by each party hereto.

Landlord: Beijing GaoLing Estate Development Co. Ltd.


Legal Representative or Trustee: Sun Jianghai (Signature) (Corporate Seal)
Dated: April 16, 2006


Tenant: Beijing AirInbox Information Technologies Co., Ltd.


Legal Representative or Trustee: Wang Guijun (Signature) (Corporate Seal)
Dated: April 14, 2006